Exhibit 99.1

Scorpio Tankers Inc. Announces an Update on Q2 2022 Events, Including the Q2 Daily TCE Revenues
MONACO, June 08, 2022 (GLOBE NEWSWIRE) -- Scorpio Tankers Inc. (NYSE:STNG) (“Scorpio Tankers,” or the “Company”) announces an update on Q2 2022 events, including the quarter to date Daily TCE Revenues.
Second Quarter of 2022 Daily Time Charter Equivalent (“TCE”) Revenues
Below is a summary of the average daily TCE revenue and duration of contracted voyages and time charters for the Company’s vessels (both in the pools and in the spot market) thus far in the second quarter of 2022:

Vessel class	Average daily TCE revenue (1)	% of Days
LR2	$35,000	85%
MR	$34,000	85%
Handymax	$35,000	78%

(1) TCE revenue, a Non-IFRS measure, is vessel revenues less voyage expenses (including bunkers and port charges). TCE revenue is included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters, and pool charters), and it provides useful information to investors and management.

Debt Balance
As of June 6, 2022, Scorpio Tankers’ outstanding principal balance on debt was $2,711.3 million.
Since December 31, 2021, the Company has had a net reduction in debt of $452.4 million, which includes the repayment of $69.7 million upon the maturity of the Convertible Notes Due May 2022.
Convertible Notes due 2025
The Company has recently repurchased $10.8 million in aggregate principal amount of its Convertible Notes due 2025 in the open market.
Status of Vessel Sales
As of June 6, 2022, the Company has completed the sale of 12 vessels (10 LR1s and two MRs) and has six vessels held for sale (two LR1s, three LR2s and one MR). The vessels held for sale are scheduled to be sold before the end of the third quarter of 2022.
Fully Diluted Share Count for Q2 2022
The Company estimates that the fully diluted weighted average number of shares for the earnings per share calculation under the if-converted method will be approximately 64.5 million shares for the three months ended June 30, 2022.

About Scorpio Tankers Inc.
Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns, finance leases or bareboat charters-in 119 product tankers (42 LR2 tankers, two LR1 tankers, 61 MR tankers and 14 Handymax tankers) with an average age of 6.4 years. The Company has agreed to sell two LR1 tankers, three LR2 tankers, and one MR tanker. Additional information about the Company is available at the Company’s website www.scorpiotankers.com, which is not a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “target,” “project,” “likely,” “may,” “will,” “would,” “could” and similar expressions identify forward‐looking statements.
The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise. In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward‐looking statements include unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, the length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effect on demand for petroleum products and the transportation thereof, expansion and growth of the Company’s operations, risks relating to the integration of assets or operations of entities that it has or may in the future acquire and the possibility that the anticipated synergies and other benefits of such acquisitions may not be realized within expected timeframes or at all, the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off‐hires, and other factors. Please see the Company’s filings with the SEC for a more complete discussion of certain of these and other risks and uncertainties.

Contact Information
Scorpio Tankers Inc.
James Doyle – Head of Corporate Development & Investor Relations
Tel: +1 646-432-1678
Email: investor.relations@scorpiotankers.com